Exhibit 99.49
March 29, 2007
Alberta Securities Commission (via SEDAR)
British Columbia Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
TSX Venture Exchange (via SEDAR)

Dear Sirs,

Re:	Petroflow Energy Ltd.
CUSIP: 715918306
Annual and Special Meeting of Shareholders
We are pleased to advise you of the details of the upcoming meeting of the shareholders of Petroflow Energy Ltd.

Issuer:	Petroflow Energy Ltd.
Meeting Type:	Annual and Special Meeting
CUSIP / ISIN:	715918306/CA7159183069
Meeting Date:	June 20, 2007
Record Date of Notice:	April 23, 2007
Record Date of Voting:	April 23, 2007
Beneficial Ownership Determination Date:	April 23, 2007
Class of Securities Entitled to Receive Notice:	Class A voting
Class of Securities Entitled to Vote:	Class A voting
Place:	Calgary, Alberta
We are filing this information in compliance with the Canadian Securities Administrators’ National Instrument 54 — 101 regarding Shareholder Communication, in our capacity as the agent for Petroflow Energy Ltd.
Yours truly,
“Signed”
Bonnie Steedman
Account Manager